Delwinds Insurance Acquisition Corp.

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

VIA EDGAR

August 12, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel

Re: Delwinds Insurance Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 8, 2022

File No. 333-264216

Dear Mr. Stickel:

Delwinds Insurance Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 1, 2022 regarding Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 8, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amendment No. 2 to the Form S-4 filed July 8, 2022

Support Subscription Agreements, page 34

1. Please revise to explain why the Threshold Amount was reduced as a result of the RBCCM Termination.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Registration Statement.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Delwinds’ sponsor, DIAC Sponsor LLC (the “Sponsor”), is a Delaware limited liability company, which is not controlled by, and does not have substantial ties to, any non-U.S. person. Andrew J. Poole, Delwinds’ Chief Executive Officer and Chairman, a U.S. citizen, is the sole managing member of the Sponsor. Neither Mr. Poole nor, to the best of Delwinds’ knowledge, any other member of the Sponsor is controlled by, or has any substantial ties to, any non-U.S. person. To the best of FOXO’s knowledge, there are no officers, directors or stockholders involved in the transaction that is, is controlled by, or has substantial ties with a non-U.S. person. Notwithstanding the above, we have revised the disclosure to add a risk factor on page 63 of the Registration Statement to address risks related to non-U.S. person involvement in the transaction.

3. We note that Deutsche Bank Securities Inc. (“Deutsche Bank”) has resigned and is ending its involvement with this registration statement. Please disclose the resignation in the registration statement, including the reason for the resignation, and explain the Implications for the transaction and investors.

On June 16, 2022, Deutsche Bank resigned from its role as financial advisor to FOXO. Deutsche Bank informed FOXO management of its decision to resign from its role as financial advisor and file the 11(b)(1) letter with the SEC. No reason for the resignation was stated in the resignation letter. As Deutsche Bank’s role in the Business Combination was substantially complete, FOXO did not consider Deutsch Bank’s resignation to be material to the Business Combination and Deutsche Bank’s resignation did not impact the FOXO Board’s analysis of, or its continued support of the Business Combination.

FOXO does not believe there will be any adverse implications to investors as it pertains to the resignation of Deutsch Bank. However, as FOXO will not be required to pay the fees due to Deutsche Bank upon the Closing, FOXO’s aggregate transaction expenses will be reduced.

In addition, in response to the Staff’s comment, we have revised the disclosure on the cover of the Registration, as well as pages 23, 49, 57, 148-151 of the Registration Statement.

4. Please tell us whether RBC Capital Markets, LLC (“RBCCM”) or Deutsche Bank were involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by FOXO Technologies Inc.’s (“FOXO”) management and reviewed by the board of directors of Delwinds Insurance Acquisition Corp. (“Delwinds”) or the projected financial information of FOXO. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. If RBCCM or Deutsche Bank were involved in preparing disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of FOXO and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also clarify that RBCCM or Deutsche Bank claim no role in the SPAC’s business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement. Please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information, if applicable. Please note that comments in this letter apply to RBCCM’s and Deutsche Banks’s and their respective subsidiaries and affiliates in any capacity.

Neither RBCCM nor Deutsche Bank was responsible for the preparation of any disclosure that is included in the Registration Statement, or any analysis underlying such disclosure. Together with all other members of the transaction working group, RBCCM and Deutsche Bank received drafts of the Registration Statement prepared by the parties and provided limited comments in the ordinary course.

Disclosure to this effect has been added on pages 23, 49, 57 and 148-151 of the Registration Statement.

5. Please disclose whether Deutsche Bank assisted in the preparation or review of any materials reviewed by the Delwinds board of directors or management as part of their services to FOXO and whether Deutsche Bank has withdrawn their association with those materials and notified Delwinds of such disassociation. Similarly disclosure whether RBCCM assisted in the preparation or review of any materials reviewed by Delwinds board of directors or management as part of its services and whether RBCCM has withdrawn their association with those materials and notified Delwinds of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that a firm’s resignation indicates they are not willing to have the liability associated with such work in that transaction.

Delwinds did not rely on RBCCM, in its role as Delwinds’ financial advisor or capital markets advisor, in the preparation and analysis of the materials provided to the Delwinds Special Committee and Delwinds Board for use as a component of their overall evaluation of FOXO. The Delwinds Special Committee (nor the Delwinds Board) did not receive or rely upon any financial or valuation analyses conducted or prepared by RBCCM in making its determination that the Business Combination is fair to and in the best interests of Delwinds and its stockholders.

Deutsche Bank did not assist in the preparation or review of any materials reviewed by the Delwinds board of directors or management as part of their services to FOXO.

Disclosure to this effect has been added on pages 148-151 of the Registration Statement.

6. Please provide us with any correspondence between RBCCM and Delwinds, and Deutsche Bank and FOXO, relating to the respective resignations.

In response to the Staff’s comment, the Company has provided under separate cover (i) the termination letter from Deutsche Bank to FOXO and (ii) the termination letter from RBCCM to Delwinds .

7. Please provide us with the engagement letters between RBCCM and Delwinds, and Deutsche Bank and FOXO. Please disclose any ongoing obligations of the companies pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the companies in the registration statement.

In response to the Staff’s comment, the Company has provided under separate cover (i) the engagement letter between Deutsche Bank and FOXO and (ii) the engagement letter between RBCCM and Delwinds and we have revised the disclosure on pages 148-151 of the Registration Statement.

8. Please provide us with a letter from RBCCM stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with RBCCM and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If RBCCM does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Please provide similar disclosure regarding Deutsche Bank’s resignation as FOXO’s advisor, as applicable. Additionally, please indicate that RBCCM and Deutsche Bank withdrew from their role as financial advisors and forfeited their fees, if applicable, and that the firms refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether RBCCM and Deutsche Bank performed substantially all the work to earn their fees.

The Company respectfully informs the Staff that Delwinds requested a letter from RBCCM stating whether it agrees with the statements made in the Registration Statement related to their resignation and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, we have revised the disclosure on page 148-151 of the Registration Statement disclosing that RBCCM has neither expressed agreement or disagreement with the risks or conclusions stated in the Registration Statement that are associated with RBCCM’s role. Accordingly, no inference should be drawn that RBCCM agrees with the disclosure regarding its resignation or any other portion of the Registration Statement. Further, in response to the Staff’s comment, Delwinds undertakes that it will not speculate in the Registration Statement or make any public statements about the reasons why RBCCM withdrew from its role as financial advisor and forfeited its fee after doing substantially all of the work to earn its fee.

The Company respectfully informs the Staff that similarly, FOXO requested a letter from Deutsche Bank stating whether it agrees with the statements made in the Registration Statement related to their resignation and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, we have revised the disclosure on page 148-151 of the Registration Statement disclosing that FOXO received a response letter from Deutsche Bank stating it agreed with the disclosures in the joint proxy statement/consent solicitation statement/prospectus pertaining to its resignation.

9. Please revise your disclosure to highlight for investors that RBCCM and Deutsche Bank’s withdrawals indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that RBCCM and Deutsche Bank had been previously involved with the transaction.

The Company respectfully advises the Staff that, while RBCCM has disclaimed responsibility for the disclosure included in the Registration Statement, RBCCM and has not informed the Company or FOXO that it does not wish to be associated with the disclosure or underlying business analysis related to the Business Combination. As requested by the Staff, we have revised the disclosure on the cover page of the Registration Statement, as well as on page 57-58 and 148-151 of the Registration Statement disclosing that RBCCM has disclaimed any responsibility for the disclosures made in the Registration Statement and cautioning investors not to rely on the fact that RBCCM was involved with any aspect of the Business Combination.

Additionally, Deutsche Bank disclaimed any responsibility for any portion of the registration statement, or any future amendments thereto, filed by Delwinds or any of their respective affiliates in connection with this transaction. Furthermore, investors should not place any reliance on the fact that Deutsche Bank was previously involved with the transaction. As requested by the Staff, we have revised the disclosure on the cover page of the Registration Statement, as well as on pages 57-58 and 148-151.

10. Please discuss the potential impact on the transaction related to the resignation of RBCCM and Deutsche Bank. We note that RBCCM was an underwriter for the IPO of the SPAC and both RBCCM and Deutsche Bank are advising or have advised on the business combination transactions. If RBCCM or Deutsche Bank would have played a role in the closing, please revise to identify the party who will be filling their respective roles.

The Company respectfully advises the Staff that because RBCCM and Deutsche Bank’s respective financial advisory services on the Business Combination were substantially complete, the Company believes that the resignation of RBCCM and Deutsche Bank will not delay FOXO’s entry into the public market and the closing of the Business Combination, and Delwinds and FOXO, respectively, do not expect to hire additional financial advisors in connection with the Business Combination.

In addition, in response to the Staff’s comment, we have revised the disclosure on the cover of the Registration, as well as pages 23, 49, 57-58, 148-151 of the Registration Statement.

11. Please disclose any fees paid or due to RBCCM or Deutsche Bank in connection with their role as a financial advisor. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

Delwinds paid RBCCM an aggregate of $2,012,500 upon consummation of its IPO as fees for acting as IPO underwriter. Additionally, RBCCM waived its deferred fee in connection with its role as an IPO underwriter, in an aggregate amount of $4,021,875. Delwinds did not pay any fees to RBCCM in connection with their role as Delwinds’ financial advisor. Pursuant to the resignation letter sent from RBCCM to Delwinds on June 1, 2022, RBCCM waived its entitlement to any fees and the payment of any compensation that had accrued or may in the future accrue or become due under the RBCCM Engagement Letter.

FOXO did not pay any fees to Deutsche Bank in connection with their role as FOXO’s financial advisor. Pursuant to the resignation letter sent from Deutsche Bank to FOXO on June 16, 2022, Deutsche Bank waived its entitlement to any fees and the payment of any compensation that had accrued or may in the future accrue or become due under the engagement letter.

In response to the Staff’s comment, we have revised the disclosure on page 23, 49, 57-58, 148-150 of the Registration Statement.

12. We understand that RBCCM, an underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with RBCCM. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement, as well as on pages 23, 49, 57-58 and 148-150 of the Registration Statement.

Additionally, we note that the Registration Statement has been updated and the change in deferred underwriting commissions is now reflected in the pro forma information on Delwinds’ Historical Balance Sheet on page 104. No pro forma adjustment is needed to show the decrease in deferred underwriting commission from 7,022 thousand to 3,022 thousand as the change occurred prior to June 30, 2022.

13. Please describe what relationship existed between RBCCM and Delwinds after the close of the IPO, including any financial or merger-related advisory services conducted by RBCCM. For example, clarify whether RBCCM had any role in the identification or evaluation of business combination targets.

Pursuant to the RBCCM Engagement Letter RBCCM provided Delwinds with financial or merger-related advisory services. In response to the Staff’s comment, we refer the Staff to descriptions of such services on pages 143-145 of the Registration Statement.

14. Please tell us whether you are aware of any disagreements with RBCCM or Deutsche Bank regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that RBCCM was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet RBCCM is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

We are not aware of any disagreements between (i) Delwinds and RBCCM or (ii) FOXO and Deutsche Bank and have added disclosure to this effect on page 149 of the Registration Statement. Additionally, we have added a risk factor relating to RBCCM’s deferred compensation waiver on page 57 of the Registration Statement.

15. Disclose whether RBCCM provided you with any reasons for the fee waiver. If there was dialogue and you did not seek out the reasons why RBCCM was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that RBCCM has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensation.

RBCCM’s resignation letter did not provide any reasons for the waiver of RBCCM’s deferred fees. Delwinds will not speculate about the reasons why RBCCM withdrew from its respective role as IPO underwriter and financial advisor to Delwinds after performing substantially all the work to earn such fees. In Additionally, in response to the Staff’s comments, we have revised the disclosure on pages 23, 49, 57-58 and 148-151 of the Registration Statement.

***

We thank you for your review of the foregoing and the amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Meredith Laitner, Esq., at mlatner@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Poole
Andrew Poole
Chief Executive Officer

cc:	Meredith Laitner, Esq.
Ellenoff Grossman & Schole LLP